FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F _____X_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: December 5, 2004	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE

December 5, 2004

Toronto Stock Exchange:  WRM

American Stock Exchange:  WHT

Goldcorp and Wheaton River to Create World's Lowest Cost, Million Ounce Gold Producer

     Goldcorp Inc. (TSX:G) (NYSE:GG) and Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announce that they have reached an agreement in principle to combine to create the world's lowest cost, million ounce gold producer. The combination would be effected through a share exchange take-over bid where Goldcorp would offer 1 common share of Goldcorp for every 4 common shares of Wheaton River.

Highlights of the combined company would include:

§

Production - 2005 gold production expected to be in excess of 1.1 million ounces at a total cash cost of less than US$60 per ounce.

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Growth - production expected to grow to 1.5 million ounces of gold by 2007.

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Balance Sheet - strong balance sheet with over US$500 million in cash and gold bullion, with no debt.

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Reserves - proven and probable reserves of 10.5 million ounces plus additional measured and indicated, and inferred resources of 9.5 million ounces as of December 31, 2003, all of which are unhedged.

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Liquidity - combined daily average trading liquidity of over US$60 million.

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Market Capitalization - expected to be approximately US$5 billion.

§

Goldcorp's offer represents:

- a value of Cdn$4.29 for each Wheaton River common share based on the December 3, 2004 closing price (Cdn$17.15) of Goldcorp common shares on the Toronto Stock Exchange.

- a premium of approximately 7% to Wheaton River's average closing market price for the previous 30 days on the Toronto Stock Exchange.

The making of the offer is subject to board approval of a definitive agreement between Goldcorp and Wheaton River, the satisfactory completion of due diligence investigations and the receipt by Wheaton River of an opinion from its financial advisor that the consideration offered under the offer is fair, from a financial point of view, to its shareholders. Goldcorp and Wheaton River have agreed to negotiate exclusively with each other for 21 days and to exchange confidential information with a view to completing their due diligence investigations and settling a definitive agreement as soon as possible.

"This is a great combination! It achieves our strategic goals for production growth, diversification, financial strength and senior management. I am confident that the new Goldcorp will be uniquely positioned in the gold industry to accelerate the growth of value for our shareholders" said Robert R. McEwen, Chairman and Chief Executive

Officer of Goldcorp.

"Goldcorp owns one of the richest gold mines in the world. The combination of Wheaton River and Goldcorp doubles gold production, maintains the lowest costs in the industry and provides a strong platform for future growth" said Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River.

Under the agreement in principle, Mr. McEwen would remain the Chairman of the Board and Mr. Telfer would become Chief Executive Officer of the combined company upon completion of the offer. The board of directors would be comprised of ten members, of which five would be current directors of Wheaton River.

If a definitive agreement is reached and the offer is made, it would be conditional on Goldcorp acquiring at least 66-2/3% of Wheaton River's common shares calculated on an undiluted basis and other customary conditions. In addition, Goldcorp would be entitled to a termination fee of US$35 million upon the occurrence of customary termination fee events, including the termination of the definitive agreement by Wheaton River in order to enter into a superior proposal with a third party. Upon the closing of the combination, Wheaton River's outstanding warrants would become Goldcorp warrants on the basis of the exchange ratio under the offer.

Goldcorp has retained GMP Securities Ltd. to act as Goldcorp's financial advisor and Fraser Milner Casgrain LLP to act as Goldcorp's legal advisor.

Wheaton River's board of directors has established a committee of independent directors to evaluate the combination and make a recommendation to the Wheaton River board of directors. Wheaton River's special committee has retained Merrill Lynch to act as Wheaton River's financial advisor and Davies Ward Phillips & Vineberg LLP to act as Wheaton River's legal advisor.

Conference Call

A conference call is scheduled for Monday, December 6 at 11:00 a.m. Eastern time. The call-in numbers are:

- Local and international: 416.695.9757

- North American toll-free: 1.877.888.4210

A replay of this conference call will be available from Monday, December 6 until December 10. The replay numbers are:

- Local and international: 416.695.5275

- North American toll-free: 1.888.509.0081

Goldcorp's Red Lake Mine is the richest gold mine in the world. Goldcorp is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada. Gold is better than money, Goldcorp is Gold.

Wheaton River is a leading gold producer and expects 2006 production from all of its mines to increase to approximately 900,000 ounces of gold at a total cash cost of less that US$100 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and 7 million ounces of silver) at a total cash cost of less than US$50 per ounce.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve know and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp and or Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled Risk Factors" in the Form 40-F for each company on file with the Securities and Exchange Commission in Washington, D.C. Although Goldcorp and Wheaton River have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Readers should refer to the respective annual information forms of Goldcorp and Wheaton River, each for the year ended December 31, 2003, and material change reports filed by each company since January 1, 2004 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States readers are advised that, while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. Readers are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

Where to Find Additional Information About the Transaction This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. If a definitive agreement is reached and an offer is commenced, Goldcorp will file a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission and Wheaton River will file a directors' circular with respect to the offer. Investors and shareholders are strongly advised to read the take-over bid circular and the registration statement and prospectus and tender offer statement (including the offer to purchase, letter of transmittal and related documents) and the related directors' circular, as well as any amendments and supplements to those documents, when they become available because they will contain important information. At that time, investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Goldcorp at the address referred to below. YOU SHOULD READ THE TAKE-OVER BID CIRCULAR AND DIRECTORS' CIRCULAR CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER IF AND WHEN IT IS MADE.

Contacts:

Goldcorp Inc.

Ian Ball

Investor Relations

Telephone: (416) 865-0326

Fax: (416) 361-5741

e-mail: info@goldcorp.com

website: www.goldcorp.com

OR

Wheaton River Minerals Ltd.

Julia Hasiwar

Director, Investor Relations

Telephone: 1 (800) 567-6223

Fax: (604) 696-3001

e-mail: ir@wheatonriver.com

website: www.wheatonriver.com